FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 9, 2007

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Cellcom Israel Announces results of 2007
Annual General Meeting

NETANYA, Israel, May 9, 2007 - Cellcom Israel Ltd. (NYSE: CEL) announced today that its 2007 Annual General Meeting of Shareholders (the “Meeting”) was held as planned on May 8, 2007, at which the Company’s shareholders approved all the items on the agenda, as follows:

(1)
to elect each of Ami Erel, Shay Livnat, Raanan Cohen, Oren Lieder, Avraham Bigger, Rafi Bisker and Shlomo Waxe as directors for another term, to serve until the next Annual General Meeting or his earlier resignation or removal;

(2)	to elect Ronit Baytel and Joseph Barnea as external directors for an initial period of three (3) years;
(3)
to approve the fees to be paid to external directors who may serve from time to time in the amount of NIS 100,000 (approximately $24,000) per year and NIS 3,000 (approximately $700) per meeting, payable in accordance with the regulations promulgated under the Israeli Companies Law, as adjusted for changes in the Israeli CPI;

(4)
to approve a D&O liability insurance coverage for the benefit of the Company's directors, present and future, as part of a policy which covers liabilities of the Company and its respective directors, officers and certain other employees up to a maximum of $100 million per claim and in the aggregate, and an additional 20% of that sum for defense costs against lawsuits in Israel only, as well as any renewal, extension or substitution of such policy from time to time, provided that such renewal, extension or substitution is for the benefit of the Company and its officers, directors and certain other employees and on terms substantially similar to or more favorable to the Company than those of the then effective insurance policy, that the coverage will not exceed the amounts described above and that the annual premium will not exceed an amount representing an increase of 10% in any year, as compared to the previous year; and

(5)	to reappoint Somekh Chaikin, a member of KPMG International, as our independent auditors, until the 2008 annual general meeting of shareholders.

With respect to Item 2:
With respect to the election of Ms. Baytel 70,273,170 shares were voted. 70,261,220 shares (which constitute approximately 100% of the shares voted) voted “for” and 1,650 shares (which constitute approximately 0.00% of the shares voted) voted “against”. The votes “for” included 62,875,000 shares of the Company’s controlling shareholders, and 7,386,220 shares of shareholders who are not controlling shareholders, which constitute approximately 99.84% of the votes of shareholders who are not controlling shareholders.
With respect to the election of Mr. Barnea 70,273,270 shares were voted. 70,261,320 shares (which constitute approximately 100% of the shares voted) voted “for” and 1,650  shares (which constitute approximately 0.00% of the shares voted) voted “against”. The votes “for” included 62,875,000 shares of the Company’s controlling shareholders, and

7,386,320 shares of shareholders who are not controlling shareholders, which constitute approximately 99.84% of the votes of shareholders who are not controlling shareholders.

Following the election by the Company’s shareholders of the directors and external directors named in Items 1 and 2, the Company's Audit Committee and Board of Directors approved Items 3 and 4, prior to the consideration of these items by the Company's shareholders. Item 4 was so approved in relation to all Office Holders of the Company, present and future, including Office Holders who are controlling shareholders according to the Israeli Companies Law.
Regarding Item 4, the Company's Audit Committee and Board of Directors confirmed the following in regards to Office Holders who are controlling shareholders: the terms of the insurance engagement with Office Holders who are controlling shareholders are identical to the terms of such engagement with the other Office Holders; the engagement is in line with market terms; the engagement is not expected to materially effect the Company's profitability, assets or obligations; insurance is an excepted protection measure which a public company wishes to grant to Office Holders acting on its behalf, in order to allow them to act for its benefit knowing that in case of an error on their part, they will be afforded protection, subject to limitations imposed by the law. Since no notice objecting to the grant of a relief (according to the Companies Regulations (reliefs regarding interested parties transactions), 2000) was received by the Company by the date set in the Company's immediate report regarding the convening of the Annual Meeting published on March 29, 2007, no special majority was required regarding the grant of insurance coverage to Office Holders who are controlling shareholders.

About Cellcom
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom provides its 2.884 million subscribers (as at December 2006) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom's technologically advanced infrastructure. The Company operates an HSDPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired etc. In April 2006 Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. For additional information please visit the Company's website http://www.cellcom.co.il/Cultures/en-US/InvestorRelations

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations info@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646 213 1914

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	May 9, 2007	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel

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